UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

LAIRD SUPERFOOD, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

50736T102

(CUSIP Number)

THOMAS WETHERALD

49 Red Gate Lane

Cohasset, MA 02025

Telephone: (585) 317-5667

With a copy to:

Mitchell Nussbaum, Esq.

Angela Dowd, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box X.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Benjamin Piggott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 343,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 343,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based on 9,175,812 shares of Common Stock outstanding as of August 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 11, 2022.

1	NAME OF REPORTING PERSON Thomas Wetherald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,873
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 393,873
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,873
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%(1)
14	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based on 9,175,812 shares of Common Stock outstanding as of August 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 11, 2022.

1	NAME OF REPORTING PERSON EF Hutton SPV I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON David W. Boral
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Joseph T. Rallo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D amends the Schedule 13D initially filed by the Reporting Persons (as defined in Item 2 herein) on August 12, 2022, (this “Schedule 13D” or “Statement”) with respect to the common stock, $0.001 par value, (the “Common Stock”), of Laird Superfood, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 275 W. Lundgren Mill Drive, Sisters, Oregon 97759.

Item 2. Identity and Background.

This Schedule 13D is filed by (i) Benjamin Piggott, (ii) Thomas Wetherald, (iii) EF Hutton SPV I LLC, (iv) David W. Boral and (v) Joseph T. Rallo.

The principal business address of Benjamin Piggott is 69 St. George Street, Duxbury, MA 02332. Mr. Piggott is the Senior Managing Director of Research at EF Hutton division of Benchmark Investments, LLC. Mr. Piggott is one of the three ultimate control persons of EF Hutton SPV I LLC. Mr. Piggott is a citizen of the United States.

The principal business address of Thomas Wetherald is 49 Red Gate Lane, Cohasset, MA 02025. Mr. Wetherald is a private investor. Mr. Wetherald is a citizen of the United States.

The principal business address of EF Hutton SPV I LLC is 2 Sea Wall Lane, Bayville, New York 11709. EF Hutton SPV I LLC is a special purpose investment vehicle. EF Hutton SPV I LLC is a limited liability company formed under the laws of the State of Delaware. EF Hutton Merchant Partners LLC (which is the sole member and manager of EF Hutton Management I LLC, which is the sole member and manager of EF Hutton SPV I LLC), is jointly owned in equal proportion by Benjamin Piggott, David W. Boral and Joseph T. Rallo. As all decisions to be made by the owners with respect to EF Hutton Merchant Partners LLC require a unanimous vote, each of Benjamin Piggott, David W. Boral and Joseph T. Rallo may be considered the beneficial owner of any shares of Common Stock that may be deemed beneficially owned by EF Hutton SPV I LLC,

The principal business address of David W. Boral is 2 Sea Wall Lane, Bayville, New York 11709. Mr. Boral is the President of EF Hutton division of Benchmark Investments, LLC. Mr. Boral is one of the three ultimate control persons of EF Hutton SPV I LLC. Mr. Boral is a citizen of the United States.

The principal business address of Joseph T. Rallo is 181 Montauk Highway, East Hampton, New York 11937. Mr. Rallo is the Chief Executive Officer pf EF Hutton division of Benchmark Investments, LLC. Mr. Rallo is one of the three ultimate control persons of EF Hutton SPV I LLC. Mr. Rallo is a citizen of the United States.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D jointly.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable

Item 4. Purpose of Transaction.

On August 12, 2022, Mr. Piggott, Mr. Wetherald, EF Hutton SPV I LLC, Mr. Boral and Mr. Rallo entered into an agreement providing that they would work with each other on an exclusive basis to negotiate and consummate the acquisition of all of the outstanding Common Stock of the Company in a going-private transaction (the “Acquisition”). Pursuant to such agreement, Mr. Piggott and Mr. Wetherald agreed to vote the shares of Common Stock owned directly by them for the Acquisition. Later on August 12, 2022, EF Hutton SPV I LLC submitted to the Company’s Board of Directors (the “Board”) a preliminary, non-binding letter (the “Proposal Letter”) proposing the acquisition of all of the Company’s outstanding shares of Common Stock at a purchase price per share to be paid in cash at closing of $3.00 (the “Proposal”).

On October 11, 2022, EF Hutton SPV I LLC sent a letter to the Board stating that it is withdrawing its Proposal effective immediately. The October 11, 2022 Letter is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety. Following the delivery of the October 11, 2022 Letter to the Board, the Reporting Persons terminated their agreement to work together to consummate the Acquisition.

Item 5. Interest in Securities of the Issuer.

(e) On October 11, 2022 the Reporting Persons terminated their status as “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Accordingly, each Reporting Person is not deemed to beneficially own the Common Stock beneficially owned by the other Reporting Persons. Accordingly, on October 11, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement

Exhibit 2	October 11, 2022 Letter delivered to the Board of Directors of Laird Superfood, Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 11, 2022

Benjamin Piggott
/s/ Benjamin Piggott
Benjamin Piggott

Thomas Wetherald
/s/ Thomas Wetherald
Thomas Wetherald

EF Hutton SPV I LLC
By: EF Hutton Management I LLC

/s/ Benjamin Piggott, Manager
Benjamin Piggott, Manager of EF Hutton Merchant Partners, LLC

David W. Boral
/s/ David W. Boral
David W. Boral

Joseph T. Rallo
/s/ Joseph T. Rallo
Joseph T. Rallo